UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
______________________

FORM 6-K
______________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
 under the Securities Exchange Act of 1934
For the month of September 2015
Commission File Number: 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of registrant's name into English)
c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
 Haikou, Hainan, People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                      Form 40-F •☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release, dated September 15, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 16, 2015	JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name: Mark Du
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description

1.	Press Release dated September 15, 2015

Exhibit 1

Jinpan International Limited Announces Receipt of "Going Private" Proposal at $4.50 Per Share

Carlstadt, N.J., September 15, 2015 - Jinpan International Limited (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today announced that its Board of Directors has received a preliminary, non-binding proposal letter dated September 15, 2015 from Li Zhiyuan, the Company's Chairman of the Board of Directors, President, and Chief Executive Officer, and Forebright Smart Connection Technology Limited (collectively, with Mr. Li, the "Buyer Group"), to acquire all of the outstanding common shares of the Company not currently owned by the Buyer Group in a going private transaction for $4.50 per common share, subject to certain conditions.

According to the proposal letter, an acquisition vehicle will be formed for the purpose of implementing the acquisition, and the acquisition is intended to be financed through a combination of debt and equity capital. Please refer to the enclosed Exhibit A for a copy of the proposal letter.

The Company expects that its Board of Directors will form a special committee consisting of independent directors (the "Independent Committee") to consider this proposal. The Company also expects that the Independent Committee will retain a financial advisor and legal counsel to assist it in its work. The Company cautions its shareholders and others considering trading in its securities that the Board just received the preliminary, non-binding proposal and no decision has been made with respect to the Company's response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About Jinpan International Limited

Jinpan International Limited (NASDAQ: JST) designs, manufactures, and markets electrical control and distribution equipment used in demanding industrial applications, utility projects, renewable energy installations, and infrastructure projects.  Major products include cast resin transformers, VPI transformers and reactors, switchgears, and unit substations. Jinpan serves a wide range of customers in China and reaches international markets as a qualified supplier to leading global industrial electrical equipment manufacturers.  Jinpan is one of the largest manufacturers of cast resin transformers in China by production capacity.  Jinpan's four manufacturing facilities in China are located in the cities of Haikou, Wuhan, Shanghai and Guilin. The Company was founded in 1993.  Its principal executive offices are located in Haikou, Hainan, China and its United States office is based in Carlstadt, New Jersey.  For more information, visit www.jinpaninternational.com.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2014 and our subsequent reports on Form 6-K. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information:
At Jinpan International Ltd.: Mark Du Chief Financial Officer (201) 460-8778

Exhibit A
September 15, 2015
The Board of Directors
Jinpan International Limited
No. 168 Nanhai Avenue (Building No. 7)
Haikou Free Trade Zone
Haikou, Hainan Province, PRC

Dear Sirs:

Zhiyuan Li, Chairman and Chief Executive Officer of Jinpan International Limited (the "Company") ("Mr. Li" or the "Chairman"), and Forebright Smart Connection Technology Limited ("Forebright", together with the Chairman, the "Buyer Group", "we" or "us"), are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding shares of the Company not already owned by the Buyer Group in a going private transaction (the "Acquisition").

We believe that our proposal provides an attractive opportunity to the Company's public shareholders. While we have previously made to you a similar proposal on September 21, 2014 and have subsequently withdrawn such proposal due to various reasons, including changes in market conditions, we have re-evaluated the Acquisition and are fully prepared to pursue the Acquisition on a highly expedited basis.

1.            The Acquisition. The Buyer Group will form an acquisition vehicle for the purpose of implementing the Acquisition. The Acquisition will be in the form of a merger of the Company with the acquisition vehicle. You should be aware that the Chairman who owns shares of the Company is interested only in pursuing this Acquisition and is not interested in selling his shares in any other transaction involving the Company.

2.            Purchase Price. Based on the information available to us, we are prepared to pay US$4.50 in cash per common share in the Acquisition, in each case other than for shares held by the Buyer Group that may be rolled over to the surviving company of the Acquisition. Our proposal represents a premium of 24.3% to the Company's closing price on September 14, 2015 and a premium of 23.3% and 16.6% to the volume-weighted average closing price during the last 5 and 20 trading days, respectively.

3.            Closing Certainty and Funding. We believe that we offer a high degree of closing certainty and are well positioned to negotiate and complete the proposed Acquisition on an expedited basis. We intend to finance the proposed Acquisition with a combination of debt and equity capital and we expect definitive commitments for the required debt and equity funding, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed.

4.            Due Diligence. Skadden, Arps, Slate, Meagher & Flom LLP continues to serve as legal advisor to the Buyer Group. We and our legal advisor have significant experience in structuring and consummating transactions of this nature. We expect to complete due diligence on a highly expedited basis, and are prepared and ready to engage in the next stage of discussions.

5.            Definitive Agreements. We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition and related transactions (the "Definitive Agreements"). The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.            Process. We recognize that a special committee of independent directors will be formed to evaluate the Acquisition independently before making its determination to endorse it and recommend it to you. Given the involvement of Mr. Li in the Acquisition, we appreciate that the independent members of the Board will proceed to consider the proposed Acquisition and that Mr. Li and his affiliates will recuse themselves from participating in any Board deliberations and decisions related to the Acquisition.

7.            Confidentiality. We are sure you will agree that until we have executed Definitive Agreements or terminated our discussions, it is in all parties' interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law.

8.            About Forebright Smart Connection Technology Limited. Forebright is a special purpose vehicle established by Forebright New Opportunities Fund, a private equity fund managed by Forebright Capital Management Limited ("FCM"). FCM is owned and run by a group of experienced investment professionals who have already successfully completed several going private transactions involving China-based US-listed issuers in recent years, and the market valuation of these privatized companies exceeded, in aggregate, US$ 450 million.

9.            No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, each of us would like to personally express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact any of the undersigned at any time. We look forward to speaking with you.

Forebright Smart Connection Technology Limited

/s/ Ip Kun Wan
Name: IP Kun Wan
Title: Authorized Signatory

Zhiyuan Li

/s/ Zhiyuan Li